END SPAM, INC.

REVIEWED FINANCIAL STATEMENT

FOR THE YEARS OF DECEMBER 31, 2021 AND 2020

END SPAM, INC.
FINANCIAL STATEMENTS
TABLE OF CONTENTS
FOR YEARS ENDED DECEMBER 31, 2021 AND 2020

ZIGO, PLLC
7850 COLLIN MCKINNEY PARKWAY, SUITE 205
MCKINNEY, TX 75070

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Shareholders

End Spam, Inc.

McKinney, Texas

We have reviewed the accompanying financial statement of End Spam, Inc. (the Company), a corporation, which comprise the balance sheet as of December 31, 2020, the related statements of income, comprehensive income, changes in members' equity and cash flows for the year then ended, the related notes to financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statement as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENT

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that is free from material misstatement whether due to fraud or error.

ACCOUNTANT'S RESPONSBILITY

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are not required to be independent of End Spam, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

ACCOUNTANT'S CONCLUSION

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

SUBSTANTIAL DOUBT ABOUT THE ENTITY'S ABILITY TO CONTINUE AS A GOING CONCERN.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management evaluation of the events and conditions and management's

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ZIGO, PLLC
7850 COLLIN MCKINNEY PARKWAY, SUITE 205
MCKINNEY, TX 75070

plans regarding these matters are also described in Note. The financial statements do not include any adjustments that might result from the outcome of the uncertainty. Our conclusion is not modified with respect to this matter.

Zigo, PLLC

March 27, 2023

END SPAM, INC
BALANCE SHEET
AS OF DECEMBER 31, 2021 AND 2020

	2021	2020
ASSETS		
Current Assets		
Checking Accounts	$ 11,940	$ 2,024
Total Current Assets	11,940	2,024
Total Assets	11,940	2,024
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	4,856	4,856
Due to Related Party	-	9,417
Due To Shareholders	-	7,127
Other Current Liabilities	4,200	-
Notes Payble	-	-
Total Current Liabilities	9,056	21,400
LONG-TERM LIABILITIES		
Notes Payable	5,062	-
Other Long-term liabilities	85,851	-
Total Long-term Liabilities	90,913	-
Total Liabilities	99,969	21,400
SHAREHOLDERS' EQUITY		
Common Stock	75	-
Retained Earnings (Deficit)	(88,104)	(19,376)
Total Shareholders' Equity (Deficit)	(88,029)	(19,376)
Total Liabilities and Shareholders's Equity	$ 11,940	$ 2,024

See accompanying notes and independent accountant's review report.

END SPAM, INC.
INCOME STATEMENT
FOR YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
REVENUE		
Sales	$ 10,287	$ -
Total Sales	10,287	-
OPERATING EXPENSES		
Selling, General and Administrative Expenses	6,855	19,376
Other Operating Expenses	72,161	-
Total Operating Expenses	79,016	19,376
Operating Income (Loss)	$ (68,729)	$ (19,376)

END SPAM,INC.
STATEMENT OF SHAREHOLDERS' EQUITY
FOR YEARS ENDED DECEMBER 31, 2021 AND 2020

	COMMON STOCK	RETAINED EARNINGS (DEFICIT)
Beginning Balance as of January 1, 2020	$ -	$ -
Common Stock Issued	-	-
Net Income (Loss) for Year Ended December 31, 2020	-	(19,376)
Ending Balance as of December 31, 2020	-	(19,376)
Common Stock Issued	75	-
Net Income (Loss) for Year Ended December 31, 2021	-	(68,729)
Ending Balance as of December 31, 2021	$ 75	$ (88,105)

END SPAM, INC.
STATEMENT OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
CASH FLOW FROM OPERATIONS		
Net Income (Loss)	$ (68,729)	$ (19,376)
Adjustments		
Increase Decrease in Accounts Payable	-	4,856
Increase Decrease in Other Current Liabilities	4,200	-
Total Adjustments	4,200	4,856
Cash Flows (Uses)from operations	(64,529)	(14,520)
CASH FLOW (USES) FROM INVESTMENT ACTIVITIES		
Capital Expenditures	-	-
Intangible Asset Expenditures	-	-
Total Cash Flows (Uses) from Investments	-	-
CASH FLOWS (USES) FROM FINANCING ACTIVTIES		
Notes Payable	5,062	-
Due to Related Party	(9,417)	9,417
Due To Shareholders	(7,127)	7,127
Other Long-term liabilities	85,851	-
Issuance of Common Stock	75	-
Total Cash Flows (Uses) from Financing Activitiies	74,444	16,544
Total Cash Flows (Uses)	9,915	2,024
Beginning Cash	2,024	-
Ending Cash	$ 11,939	$ 2,024
Interest Paid	$ -	$ -
Income Taxes Paid	$ -	$ -

End Spam, Inc Notes to Financial Statements
As of December 31, 2021, and 2020

Note 1: Nature of Operations

End Spam, Inc, ("company") was incorporated in 2020 under the laws of the State of Delaware.

The Company is a group of professionals that are focused on stopping the predatory practices. of spam calls. The "company" uses ML, AI, and cybersecurity detection concepts to make spam economically irrational at the source.

Note 2: Going Concern

The accompanying financial statements have been prepared using accounting principles. generally accepted in the United States of America ("US GAAP") applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company sustained net losses amounting to $68,279 and $19,376 for the years ended December 31,2021 and 2020, respectively, has an accumulated deficit of $88,105 as of December 31, 2021, and has current liabilities in excess of current issues of $9,056 as of December 31,2021. The Company has not yet generated significant revenues and incurred operating costs of $79,016 and $19,376 for the years ended December 31, 2021, and 2020, respectively. This resulted in negative cash flows from operating activities of $64,529 as of December 31, 2021. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern include plans to raise additional funds to meet obligations through various capital fund-raising efforts. The Company's ability to meet its obligations as they become due is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, and/or to obtain additional external capital financing. The financial statements do not include any adjustments that might be necessary should the company be unable to continue as going concern

Note 3: Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company has not yet produced significant revenues.

Cash Equivalents and Concentration of Cash Balances

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and 2020, the Company's cash in bank balance did not exceed federally insured limits by $11,940,and $2,024, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance and current economic conditions. As of December 31, 2020, and 2021, there were no recorded accounts receivable. Management does not anticipate any accounts receivable until the program goes live in Spring of 2023.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are changed to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which is currently 5 years for equipment and 7 years for furniture and fixture.

As of December 31, 2021, there were no property or equipment listed on the Balance Sheet or Tax Records.

Impairment of Long-Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying or the fair value less costs sell. For the years ended December 31,2021 and 2020, the Company did not dispose any property or equipment.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash in bank, accounts receivable, accounts payable, accrued expenses, convertible notes payable, term loan and SAFE liabilities.

Financial accounting Standards Board ('FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3) measurement. The three levels of the fair value hierarchy are as follows.

Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primary consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

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Level 2- Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly   (e.g., quoted prices included of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3- Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair value is determined using pricing models, discounted cash flow or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2020, and 2021, the amounts of the Company's financial assets and liabilities respond in the sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flow arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligation under each if its agreements: 1) identify the contract with a customer; 2) identity the performance obligations in the contracts; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted on January 1, 2019, and retroactively applied to the periods presented. The Company recognizes subscription revenue over the period of subscription which is based on monthly and annual subscription plans. As of December 31, 2021, and 2020, has $0 in deferred revenue. The Company expects to recognize no deferred revenue in 2021.

Advertising Expense

Advertising expenses are expenses as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes.* Under the liability method deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.

A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with as taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carry forwards. Measurement of deferred income items is based on exacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09 Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirement is ASC Topic 605- Revenue Recognition and most industry-specific guidance throughout ASC. The core principle within this ASU is to recognized revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-143, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the opinion to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective in 2020 when the company was incorporated.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognizes a right-of-user asset and a lease liability under operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this standard on our financial reporting and disclosures.

In October 2016, FASB issued ASU 20165-16, "Income Taxes (Topic-740); Intra-Entity Transfers of Assets Other than Inventory", which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believe that the adoption of ASU 2016-16 has no impact on the Company's financial statements and disclosures.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement" which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

Research and Development

Research and Development—Research and development costs that do not meet the criteria for capitalization are expensed as incurred. Research and development expenses include compensation, employee benefits, and stock-based compensation for technology developers and product management employees as well as fees paid to outside consultants and the amortization of capitalized software costs for the Company's proprietary technology

NOTE 4: STOCKHOLDERS' DEFICIT

Capital Structure

The Company has 10,000,000 authorized shares of common stock with par value of $0.00001 per share. As of December 31, 2021, and 2020, the Company has 7,522,221 issued and outstanding common stock.

In 2020, the founder was granted 1,222,222 shares of common stock which are subject to 4-year vesting period.

SAFE Agreements

On August 6, 2021, the Company entered into a Simple Agreement for Future Equity (SAFE) agreement with Sean Sun, a third party under a most favored nation (MFN) clause in exchange for $20,000. The SAFE: agreement has no maturity date and bears no interest. The agreement provides the third party the right to future equity in the Company by automatic conversion into shares of the Company's preferred stock equal to the purchase amount divided by the lowest price per share of preferred stock issued upon a qualified equity financing before the termination of the SAFE. As defined in the agreement, an equity financing mean a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to limited to, a pre-money or post-money valuation. If there is a liquidity event before the termination of this SAFE, the SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the investors immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the greater of the purchase amount or the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price, defined as the fair value of the common stock at the time. If and upon a dissolution of the Company, SAFE holders have liquidation preference on purchase amount over common stockholders but junior to outstanding debts of the Company.

During the year ended December 31, 2021, the Company entered into a SAFE agreement with Michael Chrysler in exchange for $10,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the holders the right to future equity in the Company by automatic conversion into shares of the Company's preferred stock equal to the purchase amount divided by the conversion price upon a qualified equity financing before the termination of the SAFE. As defined in the agreements, an equity financing mean a bona fide transaction or series of transactions with the principal purpose of raising the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed valuation including but not limited to, a pre-money or post-money valuation.

On January 19, 2022, the company entered into a SAFE agreement with Anita H. Boehm Law Corporation in exchange for $36,300.00. The SAFE: agreement has no maturity date and bears no interest. The agreement provides the third party the right to future equity in the Company by automatic conversion into shares of the Company's preferred stock equal to the purchase amount divided by the lowest price per share of preferred stock issued upon a qualified equity financing before the termination of the SAFE. As defined in the agreement, an equity financing mean a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed valuation including but not limited to, a pre-money or post-money valuation. If there is a liquidity event before the termination of this SAFE, the SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the investors immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the greater of the purchase amount or the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price, defined as the fair value of the common stock at the time. If and upon a dissolution of the Company, SAFE holders have liquidation preference on purchase amount over common stockholders but junior to outstanding debts of the Company.

As of September 30, 2022, the SAFE agreements had not yet converted as a qualified financing had not yet occurred. The SAFE agreements are recorded as non-current liabilities in the balance sheets until conversation occurs.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company has engaged a related party for accounting services for the Company. For the years ended December 31, 2021, and 2020, the Company recognized accounting fees amounting to $2,920 and $4,975, respectively, under the agreements. There is no outstanding balance due to or from related party as of December 31, 2021, and 2020.

NOTE 6: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition, or results of operations. As of December 31, 2021, and 2020, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

NOTE 7: SUBSEQUANT EVENTS

Management's Evaluation

Management has evaluated subsequent events through March 27, 2023, the date the financial statements were made available. Based on this evaluation, no material events were identified which require adjustment or disclosure in these statements.

which the Company issues and sells preferred stock at a fixed valuation including but not.